UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   K. John Stahl
   c/o Exabyte Corporation
   1685 38th Street
   Boulder, CO 80301

2. Date of Event Requiring Statement (Month/Day/Year)
   02/13/2002

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other
   (specify below)
   Vice President, Engineering

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

<TABLE>
<CAPTION>

Table I -- Non-Derivative Securities Beneficially Owned			
1. Title of Security	2. Amount of Securities Beneficially Owned	3. Ownership Form: Direct(D) or Indirect(I)	4. Nature of Indirect Beneficial Ownership
<S>	<C>	<C>	<C>
Common	0		

<CAPTION>

Table II -- Derivative Securitites Beneficially Owned

| 1.Title of Derivative Security | 2.Date Exercisable and Expiration Date(Month/Day/Year) | | 3.Title and Amount of Underlying Securities | | 4. Conversion or exercise price of derivative Security | 5. Ownership Form of Derivative Security: Direct(D) or Indirect(I) | 6. Nature of Indirect Beneficial Ownership |
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Common (Right to buy)	See Note1	07/16/11	Common	50,000	$1.00	D	
Common (Right to buy)	See Note2	11/09/11	Common	100,000	$0.65	D	

</TABLE>

Explanation of Responses:

NOTE 1: Stock Option vests over 24 months as follows:
         25% after 3 months, 25% after 12 months, 25% after 18 months
         and 25% after 24 months.

NOTE 2: Stock Option vests as to 2% per month over 50 months.

SIGNATURE OF REPORTING PERSON

/s/ K. John Stahl

DATE

February 22, 2002
